FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period October 20, 2006

SANPAOLO IMI S.p.A.

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

PRESS RELEASE

SANPAOLO IMI STRENGTHENS ITS PRESENCE IN ALBANIA

Turin, October 20, 2006 – Sanpaolo IMI and the Albanian American Enterprise Fund (AAEF), single shareholder of the American Bank of Albania (ABA) leader in corporate and private banking services, have reached a preliminary agreement for the sale of 80% of the bank, with puts and calls for the remaining 20%. The parties will now proceed to exclusive negotiations to complete the deal.

The transaction is subject to necessary authorizations by the Italian and Albanian supervisory authorities.

ABA’s total value is USD 156.9 million, a multiple of 3.65 times net equity and 16 times expected 2006 income.

ABA has 4,500 corporate and more than 60,000 retail customers with a network of 19 branches (two in Greece) and 377 employees. The bank is number one in Albania in customer loans (USD 203 million) and number three in deposits (USD 454 million).

Sanpaolo IMI thus reinforces its presence in Albania together with Banca Italo Albanese (acquired in May). Together the two banks will have a market share of 20.6% in loans and 15.3% in deposits, becoming number two.

The total distribution network has 24 branches and benefits from being part of a multispecialist bank, which will enable it to take full advantage of the development of the retail network in Albania.

Sanpaolo IMI was advised by Banca IMI, KPMG and Studio Tonucci.

SANPAOLO IMI (www.grupposanpaoloimi.com)
RELAZIONI ESTERNE		INVESTOR RELATIONS
Filippo Vecchio		Dean Quinn
Torino	011/555.7747 - Telefax 011/555.6489	Tel. 011/5552593
Bologna	051/6454411	Fax 011/5552737
Napoli	081/7913419	e-mail: investor.relations@sanpaoloimi.com
e-mail: infomedia@sanpaoloimi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball
Title: Head of International Strategy, London Branch

Date: October 20, 2006